SCHEDULE 13D

CUSIP No. 053761102	Page 1 of 11 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Aviragen Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

053761102

(CUSIP Number)

East Hill Management Company, LLC

70 Main Street, Suite 300

Peterborough, NH 03458

United States of America

(603) 371-9032

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 7, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 053761102		Page 2 of 11 Pages

1	Names of Reporting Persons East Hill Management, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares of Common Stock

	8	Shared Voting Power 3,068,358 Shares of Common Stock

	9	Sole Dispositive Power 0 Shares of Common Stock

	10	Shared Dispositive Power 3,068,358 Shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,068,358 Shares of Common Stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.9%(1)

14	Type of Reporting Person (See Instructions) OO

(1)                                 Percentage calculations are based upon 38,649,237 issued and outstanding shares of the Issuer’s common stock as of May 8, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2017.

SCHEDULE 13D

CUSIP No. 053761102		Page 3 of 11 Pages

1	Names of Reporting Persons Landon T. Clay

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares of Common Stock

	8	Shared Voting Power 3,262,439 Shares of Common Stock

	9	Sole Dispositive Power 0 Shares of Common Stock

	10	Shared Dispositive Power 3,262,439 Shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,396,030 Shares of Common Stock(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 8.8%(3)

14	Type of Reporting Person (See Instructions) IN

(2)                                 Includes 133,591 shares of the Issuer’s common stock as to which Mr. Landon T. Clay disclaims beneficial ownership.

(3)                                 Percentage calculations are based upon 38,649,237 issued and outstanding shares of the Issuer’s common stock as of May 8, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2017.

SCHEDULE 13D

CUSIP No. 053761102		Page 4 of 11 Pages

1	Names of Reporting Persons Thomas M. Clay

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 85,587 Shares of Common Stock

	8	Shared Voting Power 3,262,439 Shares of Common Stock

	9	Sole Dispositive Power 85,587 Shares of Common Stock

	10	Shared Dispositive Power 3,262,439 Shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,348,026 Shares of Common Stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 8.7%(4)

14	Type of Reporting Person (See Instructions) IN

(4)                                 Percentage calculations are based upon 38,649,237 issued and outstanding shares of the Issuer’s common stock as of May 8, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2017.

SCHEDULE 13D

CUSIP No. 053761102	Page 5 of 11 Pages

This statement is being filed jointly by: (i) East Hill Management, LLC, a Delaware limited liability company (“EHM”); (ii) Landon T. Clay; and Thomas M. Clay (collectively, the “Reporting Persons”). The Reporting Persons are making this joint filing because they comprise a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), formed for the purposes described in Item 4 of this Schedule 13D and thus are eligible to make a joint filing under Rule 13d-1(k) under the Exchange Act.

ITEM 1.                                                SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D (this “Statement”) relates is the common stock, $0.10 par value per share (the “Common Stock”), of Aviragen Therapeutics, Inc., a Delaware corporation (the “Company” or the “Issuer”). The address of the principal executive offices of the Issuer is 2500 Northwinds Parkway, Suite 100, Alpharetta, Georgia 30009.

ITEM 2.                                                IDENTITY AND BACKGROUND.

(a)                                 This Statement is being filed jointly by the Reporting Persons. The agreement among the Reporting Persons related to the joint filing of this Statement is attached as Exhibit 99.1 hereto.

EHM is a registered investment advisory firm. Mr. Landon T. Clay is the sole member and sole manager of EHM. Mr. Thomas M. Clay is a Vice President of EHM.

(b)                                 The business address for each Reporting Person is c/o East Hill Management Company, LLC, 70 Main Street, Suite 300, Peterborough, NH 03458, United States of America.

(c)                                  EHM is a registered investment advisory firm and acts as investment manager to East Hill Hedge Fund, LLC, a Delaware limited liability company (“EHHF”), and certain affiliates thereof. The principal occupation of Mr. Landon T. Clay is as the manager of EHM, and Mr. Thomas M. Clay is a Vice President of EHM. The principal occupation of Mr. Thomas M. Clay is as a director and the chief executive officer of Golden Queen Mining Co. Ltd. (Toronto Stock Exchange: GQM).

(d)                                 During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Landon T. Clay and Thomas M. Clay are each a citizen of the United States. EHM is organized under the laws of the State of Delaware.

SCHEDULE 13D

CUSIP No. 053761102	Page 6 of 11 Pages

ITEM 3.                                                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons acquired shares of Common Stock through a combination of purchases of equity interests in the Issuer’s predecessors, purchases of Common Stock on the open market with their personal assets, by stock distributions or as otherwise described below.

Landon T. Clay

Mr. Landon T. Clay previously owned certain interests of Prolysis Limited (“Prolysis”). Subsequently, Biota Holdings (“Holdings”) purchased certain assets of Prolysis in exchange for equity issued by Holdings (the “Prolysis-Holdings Transaction”). Promic Limited (“Promic”), as successor-in-interest to Prolysis, subsequently distributed to its partners, including Mr. Landon T. Clay, the Holdings equity it acquired in the Prolysis-Holdings Transaction (the “Biota Distribution”). Subsequently, Holdings merged with Nabi Biopharmaceuticals, with Biota Pharmaceuticals Inc. (“Biota”) as the surviving entity as a result of such merger. Biota is the immediate predecessor to the Issuer. Mr. Landon T. Clay is the donor of the assets held by the Landon T. Clay 2009 Revocable Trust (the “LTC 2009 Trust”) and transferred the shares of Common Stock he acquired through the Biota Distribution to the LTC 2009 Trust. Mr. Landon T. Clay is a trustee of the LTC 2009 Trust.

Mr. Landon T. Clay acquired additional shares of Common Stock as part of various partnership distributions. Certain limited partnerships (the “VC Partnerships”), of which Mr. Landon T. Clay was a limited partner, also invested in Prolysis and, consequently, also received equity interests of predecessors to the Issuer through the Biota Distribution. Upon the liquidation of the various VC Partnerships, the VC Partnerships distributed their equity interests, including interests in the predecessors to the Issuer, to their limited partners, including Mr. Landon T. Clay. EHM was the general partner of each of the VC Partnerships and also received shares of Common Stock as payment of management fees and upon the liquidation of each VC Partnership. Subsequently, EHM distributed shares of Common Stock to Mr. Landon T. Clay, its sole member.

Mr. Landon T. Clay is the donor of the consideration originally used to purchase of Common Stock or the investments that resulted in Common Stock being held by The Clay Mathematics Institute, Inc. (the “CMI”), the Monadnock Charitable Annuity Lead Trust dated May 31, 1996 (the “Monadnock Trust”), the Skadutakee Charitable Annuity Lead Trust II dated June 28, 1993 (the “Skadutakee II Trust”), the Sea Turtle Conservancy Inc. (the “STC”), the Clay Fellowships Charitable Trust (the “Fellowships”, and collectively with the STC, the CMI, the Monadnock Trust, the Skadutakee II Trust, the “EHM Clients”) and EHHF. Each of the Fellowships, the Monadnock Trust and the Skadutakee II Trust also invested in the VC Partnerships and received equity interests in a predecessor to the Issuer when the VC Partnerships liquidated. EHM is the investment manager to the EHM Clients.

Thomas M. Clay

SCHEDULE 13D

CUSIP No. 053761102	Page 7 of 11 Pages

Mr. Thomas M. Clay was a limited partner in the VC Partnerships. Upon the liquidation of the various VC Partnerships, the VC Partnerships distributed their equity interests, including interests in the predecessors to the Issuer, to their limited partners, including Mr. Thomas M. Clay.

Thomas M. Clay is a trustee of the LTC 2009 Trust.

East Hill Management, LLC

EHM acquired shares of Common Stock as part of partnership distributions. Upon the liquidation of the various VC Partnerships, the VC Partnerships distributed their equity interests, including interests in the predecessors to the Issuer, to EHM, which was the general partner of each VC Partnership.

EHM is the manager of EHHF, which acquired shares of Common Stock in the open market, and has additional management agreements with CMI, the Monadnock Trust, the Skadutakee II Trust and STC. Each of the Fellowships, the Monadnock Trust and the Skadutakee II Trust also invested in the VC Partnerships and received equity interests in a predecessor to the Issuer when the VC Partnerships liquidated. EHM is the investment manager to the EHM Clients.

ITEM 4.                                                PURPOSE OF TRANSACTION.

The Reporting Persons initially acquired the shares of Common Stock reported herein as passive investors in a predecessor of the Issuer, based on the belief of the Reporting Persons that such securities represented an attractive investment opportunity in such predecessor. The Reporting Persons are filing this statement on Schedule 13D pursuant to §240.13d-1(e) because the Reporting Persons now hold the Common Stock with a purpose or effect of influencing or changing control of the Issuer. The Issuer recently announced plans “to explore a wide range of strategic alternatives” that include a business combination or strategic merger, in-licensing clinical stage programs, an acquisition, or other transaction. The Reporting Persons have concluded, at this time, that the Issuer should abandon all of its plans to explore strategic alternatives and instead should wind up its business and liquidate. To that end, on June 7, 2017, representatives of the Reporting Persons had a telephone conversation with representatives of the Issuer’s management and board of directors to discuss, among other things, the potential benefit of liquidating the Issuer. The Reporting Persons intend to have further conversations, meetings and other communications with the management and board of directors of the Issuer, and possibly with other stockholders and third persons, in each case to discuss the Issuer’s strategies, business, and other matters related to the Issuer. These communications may include a discussion of options for liquidating the Issuer.

The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and may from time to time and at any time in the future, depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken or not taken by the board of directors of the Issuer, price levels of the Common

SCHEDULE 13D

CUSIP No. 053761102	Page 8 of 11 Pages

Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Common Stock of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; (iv) advocating a sale or transfer of a material amount of assets of the Issuer or its subsidiaries; (v) seeking a change in the board of directors of the Issuer or management of the Issuer, including replacing the entire board of directors by means of a proxy contest, or (vi) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The foregoing is subject to change at any time, without notice, and there can be no assurance that the Reporting Persons will take any of the actions set forth above. Except as otherwise described above in this Item 4, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although each of the Reporting Persons reserves the right to formulate such plans or proposals in the future.

ITEM 5.                                                INTEREST IN SECURITIES OF THE ISSUER.

The percentages used in this Statement are calculated based upon an aggregate of 38,649,237 shares of Common Stock issued and outstanding as of May 8, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, as filed with the Securities and Exchange Commission on May 8, 2017.

(a)                                 Mr. Landon T. Clay is the father of Mr. Thomas M. Clay.

Mr. Landon T. Clay may be deemed to own beneficially an aggregate of 3,396,030 shares of Common Stock, which constitute 8.8% of such class of securities. This total includes (i) 376,374 shares of Common Stock held by the CMI, (ii) 1,872,928 shares of Common Stock held by EHHF, (iii) 361,023 shares of Common Stock held by the Monadnock Trust, (iv) 380,787 shares of Common Stock held by the Skadutakee II Trust, (v) 17,645 shares of Common Stock held by the STC, (vi) 58,597 shares of Common Stock held by the Fellowships (the shares of Common Stock described in (i)-(vi), collectively, the “EHM Client shares of Common Stock”), (vii) 1,004 shares of Common Stock held by EHM, (viii) 194,081 shares of Common Stock held by the LTC 2009 Trust, and (ix) 133,591 shares of Common Stock held by Landon T. Clay’s spouse, Lavinia D. Clay. Each of Mr. Landon Clay’s four sons, including Mr. Thomas M. Clay, has a remainder beneficial interest in each of the Monadnock Trust, the Skadutakee II Trust and the LTC 2009 Trust. EHM, of which Mr. Landon T. Clay is a principal, provides investment advisory services to EHHF and the EHM Clients. Mr. Landon T. Clay disclaims beneficial ownership of the shares of Common Stock held by his spouse, Lavinia D. Clay.

Mr. Thomas M. Clay may be deemed to own beneficially an aggregate of 3,348,026 shares of Common Stock, which constitute 8.7% of such class of securities. This total includes

SCHEDULE 13D

CUSIP No. 053761102	Page 9 of 11 Pages

(i) 85,587 shares of Common Stock held directly by Thomas M. Clay, (ii) the EHM Client shares of Common Stock, (iii) 1,004 shares of Common Stock held by EHM, and (iv) 194,081 shares of Common Stock held by the LTC 2009 Trust.

EHM may be deemed to own beneficially an aggregate of 3,068,358 shares of Common Stock which constitute 7.9% of such class of securities. This total includes (i) 1,004 shares of Common Stock held directly by EHM, and (ii) the EHM Client shares of Common Stock.

(b)

(i)                                     Mr. Landon T. Clay has sole voting and dispositive power over 0 shares of Common Stock. Mr. Landon T. Clay may be deemed to share voting and dispositive power over 3,262,439 shares of Common Stock which consist of (i) the EHM Client shares of Common Stock, (ii) 1,004 shares of Common Stock held by EHM, and (iii) 194,081 shares of Common Stock held by the LTC 2009 Trust.

(ii)                                  Mr. Thomas M. Clay has sole voting and dispositive power over 85,587 shares of Common Stock. Mr. Thomas M. Clay may be deemed to share voting and dispositive power over 3,262,439 shares of Common Stock, which consist of (i) the EHM Client shares of Common Stock, (ii) 1,004 shares of Common Stock held by EHM, and (iii) 194,081 shares of Common Stock held by the LTC 2009 Trust.

(iii)                               EHM may be deemed to share voting and dispositive power over 3,068,358 shares of Common Stock, which consist of (i) the EHM Client shares of Common Stock, and (ii) 1,004 shares of Common Stock held by EHM.

(c)                                  There have been no transactions with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D by any of the Reporting Persons or, to their knowledge, any other person or entity referred to in Item 2 of this Schedule 13D.

(d)                                 Except as set forth below, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any of the Reporting Persons, other than the Reporting Persons themselves and clients of EHM for which EHM provides investment advisor services.

The equity holders, or their respective subsidiaries or affiliated entities, of the EHM Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Common Stock held for the accounts of the EHM Clients.

(e)                                  Not applicable.

ITEM 6.                                                CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses to Items 3, 4 and 5 of this Statement are incorporated by reference into Item 6 of this Statement.

SCHEDULE 13D

CUSIP No. 053761102	Page 10 of 11 Pages

The Reporting Persons have agreed to form a “group” (within the meaning of Rule 13d-5 of under the Act) for purposes of offering to engage in discussions with the Issuer regarding strategic alternatives and engaging in other activities in connection with their respective investments in the Issuer, including those described in Item 4 above. There are no written contracts regarding this arrangement.

Except as described in Items 3, 4, 5 and 6 of this Statement, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer among the Reporting Persons or between the Reporting Persons and any other person.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1                              Joint Filing Agreement, dated as of June 19, 2017, by and among Landon T. Clay, Thomas M. Clay, and East Hill Management, LLC. (Filed herewith.)

SCHEDULE 13D

CUSIP NO. 053761102	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 19, 2017
(Date)

/s/ Landon T. Clay
Landon T. Clay

/s/ Thomas M. Clay
Thomas M. Clay

EAST HILL MANAGEMENT COMPANY, LLC

By:	/s/ Thomas M. Clay
Name: Thomas M. Clay
Title: Vice President

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).